

Mail Stop 7010

March 24, 2008

via U.S. mail and facsimile

Mr. John Thatch
Chief Executive Officer
Innova Pure Water, Inc.
4951 Airport Parkway, Suite 500
Addison, TX 75001

> **RE: Innova Pure Water, Inc.**
> **Form 10-KSB for the Fiscal Year ended June 30, 2005**
> **Filed October 12, 2005**
> **Form 10-KSB for the Fiscal Year ended June 30, 2006**
> **Filed November 1, 2006**
> **File No. 000-29746**

Dear Mr. Thatch:

We have completed our review of these filings and the related amendments and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Melissa Rocha, Senior Accountant, at (202) 551-3854, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief